EXHIBIT 99.1

FLY LEASING REPORTS second quarter 2014 results

Dublin, Ireland, July 31, 2014 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the second quarter of 2014.

Second Quarter 2014 Highlights

•	Net income of $21.7 million, $0.51 per share
•	26% growth in operating lease rental revenue
•	Sold seven aircraft and recorded gains on sale of $18.9 million
•	Achieved 100% fleet utilization
•	Acquired seven aircraft for $226 million
•	After quarter end, acquired one B737-800 and contracted to buy three A330-300s
•	Declared 27th consecutive quarterly dividend on July 17 ($0.25 per share)

“FLY had a strong second quarter with 26% growth in operating lease rental revenue compared to the same quarter last year,” said Colm Barrington, FLY’s Chief Executive Officer. “This is the fourth consecutive quarter in which we have increased rental revenue, driven by FLY’s strong fleet growth over the last 12 months. FLY also booked gains from the sale of seven aircraft with an average age of 12.4 years. Since its inception, FLY has sold 29 aircraft with an average age of 12.5 years for an aggregate gain of $68 million. FLY continues to reduce the average age of its portfolio, which was 8.7 years at June 30.”

“We continue to find attractive acquisition opportunities in the sale and leaseback and secondary markets,” added Barrington. “We have already acquired 12 aircraft for more than $329 million this year and have an identified pipeline of more than $450 million. At June 30, we had unrestricted cash of $253 million and $325 million available under our acquisition facility, giving us ample capacity to fund our pipeline. As a result, we are confident of achieving our 15% net fleet growth target this year.”

“The global airline industry continues to grow, with IATA reporting a 6.2% increase in passenger traffic in the first five months of 2014. In addition, IATA forecasts that industry operating profits will increase by 49% to $32 billion in 2014” said Barrington.

Second Quarter Financial Results

FLY’s net income and diluted earnings per share for the second quarter of 2014 were $21.7 million and $0.51 compared to $5.9 million and $0.20 in the same period of 2013.

Total revenues increased 21% to $109.5 million. Operating lease rental revenue increased 26% for the second quarter of 2014 to $94.6 million compared to $75.0 million for the same period in the previous year. This increase was driven by the increase in the size of the portfolio and improved utilization. The second quarter 2014 results include $18.9 million in gains from aircraft sales, whereas the same period in the previous year included $17.0 million in end of lease income.

Net income and diluted earnings per share for the six months ended June 30, 2014 were $25.2 million and $0.58 compared to $38.8 million and $1.35 for the six months ended June 30, 2013. The 2014 results included $3.9 million of end of lease income compared to $47.6 million in 2013.

Adjusted Net Income

Adjusted net income was $18.8 million for the second quarter of 2014 compared to $11.2 million in the same period in the previous year. On a per share basis, Adjusted Net Income was $0.45 in the second quarter of 2014 compared to $0.40 for the same period in the previous year. For the six-months ended June 30, 2014, Adjusted Net Income was $24.0 million, or $0.58 per share, compared to $49.8 million, or $1.76 per share, for the same period in the previous year.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Dividends

On July 17, 2014, FLY declared its 27th consecutive dividend. This dividend of $0.25 per share in respect of the second quarter of 2014 will be paid on August 20, 2014 to shareholders of record on July 31, 2014.

Financial Position

At June 30, 2014, FLY’s total assets were $3.6 billion, including flight equipment with a net book value of $3.2 billion. Restricted and unrestricted cash at June 30, 2014 totaled $378.4 million, of which $253.2 million was unrestricted. This compares to total cash of $579.3 million at December 31, 2013, of which $404.5 million was unrestricted. As of June 30, 2014, Fly had approximately $325 million available under its aircraft acquisition facility in addition to its unrestricted cash to fund aircraft purchases. Further, at June 30, 2014, there were seven unencumbered aircraft with a net book value of approximately $245.7 million.

FLY’s net leverage as of June 30, 2014 was unchanged at 2.9x since March 31, 2014. Net leverage is defined as the ratio of net debt to total shareholders’ equity, and net debt is defined as book value of all borrowings, less unrestricted cash and cash equivalents.

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Aircraft Portfolio

At June 30, 2014, all of FLY’s 117 aircraft, as shown in the table below, were on lease to 65 airlines in 36 countries. The table does not include the four B767 aircraft owned by a joint venture in which FLY has a 57% interest.

Portfolio at	Jun 30, 2014	Dec 31, 2013
Airbus A319	19	19
Airbus A320	27	27
Airbus A330	1	1
Airbus A340	3	3
Boeing 737	52	48
Boeing 747	1	1
Boeing 757	11	11
Boeing 767	1	1
Boeing 777	1	1
Boeing 787	1	1
Total	117	113

As of June 30, 2014, the average age of FLY’s portfolio was 8.7 years weighted by the net book value of each aircraft. The average remaining lease term was 4.3 years, also weighted by net book value. As of June 30, 2014, FLY’s leases were generating annualized revenues of approximately $379 million. FLY’s lease utilization factor was 100% for the second quarter of 2014 and 99% for the six months ended June 30, 2014.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, July 31, 2014. Participants should call +1-253-237-1145 (International) or 800-535-7056 (North America) and enter confirmation code 66858774 or ask an operator for the FLY Leasing earnings call. An earnings call presentation will also be available on FLY’s website at www.flyleasing.com.

A replay will be available shortly after the call. To access the replay, please dial +1-404-537-3406 (International) or 855-859-2056 (North America) and enter confirmation code 66858774. The replay recording will be available until August 10, 2014. A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.

About FLY

FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit its website at www.flyleasing.com.

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Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Further information on the factors and risks that may affect its business is included in filings Fly makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its Reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas
FLY Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Fly Leasing Limited West Pier Dun Laoghaire Co Dublin, Ireland

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FLY Leasing Limited

Consolidated Statements of Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended June 30, 2014 (Unaudited)	Three months ended June 30, 2013 (Unaudited)	Six months ended June 30, 2014 (Unaudited)	Six months ended June 30, 2013 (Unaudited)
Revenues
Operating lease rental revenue	$94,575	$74,950	$185,111	$155,058
End of lease revenue	175	16,953	3,854	47,552
Amortization of lease incentives	(3,833)	(1,906)	(7,221)	(3,840)
Amortization of lease premiums, discounts & other	(951)	(1,157)	(2,151)	(2,556)
Operating lease revenue	89,966	88,840	179,593	196,214
Gain on sale of aircraft	18,855	—	18,855	6,451
Equity earnings from unconsolidated subsidiary	359	481	1,741	903
Interest and other income	334	1,217	644	1,335
Total revenues	109,514	90,538	200,833	204,903
Expenses
Depreciation	42,125	35,207	82,528	69,743
Interest expense	33,819	29,164	68,444	60,185
Net (gain) loss on extinguishment of debt	(4,010)	2,140	(4,010)	2,140
Selling, general and administrative	11,329	9,554	20,959	19,258
Ineffective, dedesignated and terminated derivatives	97	(792)	32	(860)
Maintenance and other costs	1,584	8,534	3,994	9,924
Total expenses	84,944	83,807	171,947	160,390
Net income before provision for income taxes	24,570	6,731	28,886	44,513
Provision for income taxes	2,896	816	3,649	5,753
Net income	$21,674	$5,915	$25,237	$38,760
Weighted average number of shares
- Basic	41,419,515	28,150,215	41,376,963	28,109,929
- Diluted	41,446,070	28,260,475	41,420,045	28,211,847
Earnings per share
- Basic	$0.51	$0.20	$0.58	$1.36
- Diluted	$0.51	$0.20	$0.58	$1.35
Dividends declared and paid per share	$0.25	$0.22	$0.50	$0.44

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FLY Leasing Limited

Consolidated Balance Sheets

(DOLLARS IN THOUSANDS)

	June 30, 2014 (Unaudited)	Dec. 31, 2013 (Audited)
Assets
Cash and cash equivalents	$253,171	$404,472
Restricted cash and cash equivalents	125,229	174,829
Rent receivables	3,408	2,922
Investment in unconsolidated subsidiary	3,287	8,179
Flight equipment held for operating leases, net	3,160,640	3,034,912
Fair market value of derivative asset	1,783	7,395
Other assets, net	32,572	39,650
Total assets	$3,580,090	$3,672,359
Liabilities
Accounts payable and accrued liabilities	15,584	16,592
Rentals received in advance	16,328	17,422
Payable to related parties	2,790	3,756
Security deposits	55,354	52,837
Maintenance payment liabilities	248,571	233,811
Unsecured borrowings, net	292,173	291,567
Secured borrowings, net	2,141,045	2,254,705
Fair market value of derivative liabilities	26,268	24,577
Deferred tax liability, net	10,462	7,746
Other liabilities	25,461	20,523
Total liabilities	2,834,036	2,923,536
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 41,432,998 and 41,306,338 shares issued and outstanding at June 30, 2014 and December 31, 2013, respectively	41	41
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	658,456	658,492
Retained earnings	107,660	104,143
Accumulated other comprehensive loss, net	(20,103)	(13,853)
Total shareholders’ equity	746,054	748,823
Total liabilities and shareholders’ equity	$3,580,090	$3,672,359

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FLY Leasing Limited

Consolidated Statements of Cash Flows

(DOLLARS IN THOUSANDS)

	Six months ended June 30, 2014	Six months ended June 30, 2013
Cash Flows from Operating Activities
Net Income	$25,237	$38,760
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(1,741)	(903)
Gain on sale of aircraft	(18,855)	(6,451)
Depreciation	82,528	69,743
Amortization of debt issuance costs	2,716	3,748
Amortization of lease incentives	7,221	3,839
Amortization of lease discounts/premiums and other items	4,980	4,135
Amortization of fair market value adjustments associated with the GAAM acquisition	3,531	8,056
Net (gain) loss on extinguishment of debt	(4,048)	—
Share-based compensation	(36)	2,474
Interest included in principal balance	—	1,286
Provision for income taxes	3,649	4,925
Unrealized gain on derivative instruments	32	(860)
Security deposits and maintenance payment liability relieved	(3,443)	(31,377)
Security deposits and maintenance payment claims applied towards operating lease revenues	—	(2,101)
Distribution from unconsolidated subsidiary	4,786	—
Changes in operating assets and liabilities:
Rent receivables	(2,877)	(318)
Other assets	1,768	(1,023)
Payable to related parties	(3,499)	(4,193)
Accounts payable and accrued liabilities	1,060	1,544
Rentals received in advance	(724)	705
Other liabilities	4,405	4,774
Net cash flows provided by operating activities	106,690	96,763
Cash Flows from Investing Activities
Distribution from unconsolidated subsidiary	1,847	—
Purchase of flight equipment	(289,259)	(130,513)
Proceeds from sale of aircraft	81,867	31,039
Payment for aircraft improvement	(7,693)	—
Lessor contribution to maintenance	(2,422)	(9,127)
Net cash flows used in investing activities	(215,660)	(108,601)

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	Six months ended June 30, 2014	Six months ended June 30, 2013
Cash Flows from Financing Activities
Restricted cash and cash equivalents	49,600	(19,320)
Security deposits received	4,391	6,823
Security deposits returned	(1,828)	(2,553)
Maintenance payment liability receipts	48,191	27,166
Maintenance payment liability disbursements	(37,131)	(11,743)
Debt issuance costs	(242)	(4,364)
Proceeds from secured borrowings	—	138,956
Repayment of secured borrowings	(83,592)	(133,936)
Dividends	(20,676)	(12,356)
Dividend equivalents	(1,044)	(655)
Net cash flows used in financing activities	(42,331)	(11,982)
Net decrease in cash	(151,301)	(23,820)
Cash at beginning of period	404,472	163,124
Cash at end of period	$253,171	$139,304

Supplemental Disclosure:
Cash paid during the period for:
Interest	$59,634	$49,471
Taxes	152	208
Noncash Activities:
Other liabilities applied to maintenance payment liability and rent receivables	979	—
Security deposits applied to maintenance payment liability and rent receivables	820	1,299
Noncash activities in connection with purchase of aircraft:
Security deposits and maintenance payment liability assumed in connection with purchase of aircraft	16,019	—
Rent receivable applied to purchase of aircraft	1,480	—
Deposits applied to purchase of aircraft	550	—
Noncash activities in connection with sale of aircraft:
Security deposits and maintenance payment liability applied to sales price	8,678	—
Refundable deposits applied to sale of aircraft	2,626	—
Rent receivable applied to sale of aircraft	425	—
Secured borrowings assumed by buyer	—	38,500
Derivative liabilities assumed by buyer	—	5,000

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FLY Leasing Limited

Reconciliation of Adjusted Net Income, a Non-GAAP Financial Measure, to Net Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended June 30, 2014 (Unaudited)	Three months ended June 30, 2013 (Unaudited)	Six months ended June 30, 2014 (Unaudited)	Six months ended June 30, 2013 (Unaudited)
Net Income	$21,674	$5,915	$25,237	$38,760
Add (less):
Ineffective portion of cash flow hedges	97	(792)	32	(860)
Net (gain) loss on extinguishment of debt	(4,010)	2,140	(4,010)	2,140
Non-cash share based compensation	20	668	(36)	2,474
Adjustments related to GAAM Portfolio acquisition:
Amortization of fair value adjustments recorded in purchase accounting	1,602	3,534	3,531	8,056
Income tax effects	(555)	(230)	(789)	(796)
Adjusted Net Income	$18,828	$11,235	$23,965	$49,774
Weighted average diluted shares outstanding	41,446,070	28,260,475	41,420,045	28,211,847
Adjusted Net Income per share	$0.45	$0.40	$0.58	$1.76

Adjusted Net Income Plus Depreciation and Amortization, a Non-GAAP Financial Measure, to Net Income

(DOLLARS IN THOUSANDS)

	Three months ended June 30, 2014 (Unaudited)	Three months ended June 30, 2013 (Unaudited)	Six months ended June 30, 2014 (Unaudited)	Six months ended June 30, 2013 (Unaudited)
Adjusted Net Income	$18,828	$11,235	$23,965	$49,774
Add:
Depreciation	42,125	35,207	82,528	69,743
Other amortization	7,365	5,517	14,457	10,463
Provision for deferred income taxes	3,404	1,081	4,272	5,721
Adjusted Net Income Plus Depreciation and Amortization	$71,722	$53,040	$125,222	$135,701

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FLY defines Adjusted Net Income as net income plus or minus the after-tax impacts of the ineffective portion of cash flow hedges, net gains and losses on extinguishment of debt, non-cash share-based compensation, and adjustments related to the GAAM portfolio acquisition comprised of amortization of fair value adjustments recorded in purchase accounting. Management believes that Adjusted Net Income provides information that is useful in evaluating the operating performance of FLY’s business and facilitates period-over-period comparisons without regard to gains and losses related to refinancing activity, share based compensation expense and the impacts of fair-value adjustments of debt, leases and derivative instruments that FLY assumed in connection with its acquisition of the GAAM portfolio.

Adjusted Net Income Plus Depreciation and Amortization is a cash flow measure that provides investors with an additional measure for evaluating FLY’s ongoing cash earnings, from which capital investments are made, debt is serviced and dividends are paid. However, this measure excludes certain cash items, including principal payments on debt, and therefore has certain important limitations as an indicator of FLY’s ability to pay dividends and reinvest in its business. Management uses Adjusted Net Income and Adjusted Net Income Plus Depreciation and Amortization as a measure for assessing FLY’s performance.

Adjusted Net Income and Adjusted Net Income Plus Depreciation and Amortization should be considered as supplements to, and not as a substitute for, net income and other financial measures determined in accordance with Accounting Principles Generally Accepted in the United States. FLY’s definitions may be different than those used by other companies, including other companies in its industry.

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